UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 __________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 _________________ Date of Report: June 6, 2005

CEMEX, S.A. de C.V. (Exact name of Registrant as specified in its charter)

CEMEX Corp. (Translation of Registrant's name into English)

United Mexican States (Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia del Valle Campestre Garza Garcia, Nuevo León, México 66265 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Contents

1.	Press release issued by CEMEX, S.A. de C.V. ("CEMEX") and Ready Mix USA, dated June 1, 2005, announcing that CEMEX, Inc., CEMEX's U.S. subsidiary, and Ready Mix USA have signed a Memorandum of Understanding to create a joint venture (attached hereto as exhibit 1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A. de C.V.

Registrant

Date:	June 3, 2005	By:	/s/ Rafael Garza

Name:	Rafael Garza
Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1	Press release issued by CEMEX, S.A. de C.V. ("CEMEX") and Ready Mix USA, dated June 1, 2005, announcing that CEMEX, Inc., CEMEX's U.S. subsidiary, and Ready Mix USA have signed a Memorandum of Understanding to create a joint venture (attached hereto as exhibit 1).

EXHIBIT 1

CEMEX AND READY MIX USA ANNOUNCE PLANS TO CREATE A JOINT VENTURE

•	The objective is to supply the growing construction needs of the Southeast market

Houston, Texas and Birmingham, Alabama; June 1, 2005.- CEMEX Inc., the U.S. subsidiary of CEMEX (NYSE:CX), a growing global building solutions company, and Ready Mix USA, a private ready-mix concrete company with operations in the Southeastern United States, today announced that they have signed a Memorandum of Understanding to create a Joint Venture to satisfy the growing construction needs of the Southeast region of the country.

Under the proposed arrangement, CEMEX Inc. will contribute two cement plants (Demopolis, AL and Clinchfield, GA), eleven cement terminals, and its ready-mix aggregates, and block assets in the Florida Panhandle to the joint venture. Ready Mix USA will contribute all of its ready-mix and aggregate operations in Alabama, Georgia, the Florida Panhandle and Tennessee, as well as its block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama. The cement assets of the joint venture will be managed by CEMEX, and the ready-mix, aggregate and block assets will be managed by Ready Mix USA.

According to Gilberto Perez, President of CEMEX Inc., the Joint Venture will be an important building block in CEMEX’s vertical integration strategy. “This strategic alliance will help us serve our customers even better than we do today. This will allow us to address the rapidly growing needs of the Southeast construction market, which is one of the most dynamic in the country. This is a win-win situation for both companies as it enable us to create more value for our customers,” said Mr. Perez.

Marc Bryant Tyson, President of Ready Mix USA, stated “The CEMEX family has been a great partner of ours for years. The development of this joint venture will allow us to focus on our customers and assure that we provide them with great quality products and reliable supply to satisfy their construction needs.”

It is currently anticipated that, after the third anniversary of the formation of the joint venture, for an extended period of time, Ready Mix USA will have the option, but not the obligation, to require CEMEX to purchase Ready Mix USA’s interest in the joint venture on terms to be set forth in the definitive joint venture agreements.

The transaction is expected to close within the next 45 days, at which time definitive terms and conditions will be disclosed.

About CEMEX
CEMEX is a growing global building solutions company that provides products of consistently high quality and reliable service to customers and communities in more than 50 countries throughout the world. The company improves the well-being of those it serves through its relentless focus on continuous improvement and efforts to promote a sustainable future. For more information, visit www.CEMEX.com.

About Ready Mix USA
The bright red, white, and blue USA symbol represents a truly unique family oriented company that serves the construction industry throughout the Southeast. The strength of Ready Mix USA is its local management team and customer focus. This relatively young company, which is majority owned and operated by the son and grandson of the late Coach Paul William Bryant, began in 1995 with the partial purchase of Reynolds Ready Mix. Today, the USA family of companies consists of concrete ready-mix plants, concrete masonry manufacturing facilities and construction materials distribution locations, and sand and gravel operations. For more information about the company, visit www.rmusainc.com.

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the terms and expected results of the transaction described above to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual terms or results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

CEMEX CONTACT INFO:
Media Relations
Jorge Pérez
(52-81) 8888-4334

Investor Relations
Abraham Rodríguez
(52-81) 8888-4262

Analyst Relations
Ricardo Sales
(212) 317-6008

READY MIX USA CONTACT INFO:
Scott Phelps
(205) 345-5600